Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

August 23, 2016

RE: ECO-WASTE POWER, INC.
Qualification request
Filed on July 27, 2016
File No. 024-10587

Dear Ms. Kohl,
On behalf of ECO-WASTE POWER, INC., an Arizona corporation ("Company"), we hereby responding to your comment letter dated August 23, 2016.
General:
1- We have included the following language on the cover page, the offering summary and under the Securities being offered.  (The offering is being made pursuant to Tier 1 of Regulation A, promulgated under the Securities Act of 1933. This offering circular is to qualify the common shares underlying the Convertible Notes up to 6,200,000 shares of common stock and Each Convertible Note will be offered at its principal amount, One Thousand and 00/100 ($1,000/00) Dollars).

2- The offering does not exceed the $20,000,000, the maximum aggregate offering price for an offering qualified under Tier 1 of Regulation A. The company is selling the Notes to its investors for the aggregate amount not to exceed $20,000,000. However, the investors will gain 8% interest as a return on investment in lieu of common shares, and the aggregate return on investment could exceed $20,000,000, but this should not affect the company's Note offering amount under Reg A tier 1.

Regards
Andy Altahawi
Adamson Brothers